UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2006 (as previously filed with the SEC, the “Schedule 14D-9”), by Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”), relating to the tender offer made by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), as set forth in a Tender Offer Statement filed by Offeror, Parent and Oracle on Schedule TO, dated April 25, 2006 (as previously filed with the SEC, the “Schedule TO”), to pay $4.90 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

1. The first sentence of the first paragraph of Item 3 on page 2 of the Schedule 14D-9 is hereby amended by deleting the phrase “to the knowledge of the Company.”

2. The second paragraph of the section of Item 3 captioned “Arrangements with Executive Officers and Directors of the Company; Cash Consideration Payable Pursuant to the Offer” on page 3 of the Schedule 14D-9 is hereby amended by adding the following:

“Pursuant to the terms of the Merger Agreement, all outstanding options to purchase Shares will be assumed by Oracle at the effective time of the Merger and will become options to purchase shares of Oracle. In addition, pursuant to the terms of the change in control and severance agreement described below, unvested options held by an executive officer of the Company will accelerate and become exercisable in the event such executive officer’s employment is involuntarily terminated within 12 months following the effective time of the Merger.”

3. The section of Item 3 captioned “Arrangements with Executive Officers and Directors of the Company; Cash Consideration Payable Pursuant to the Offer” on page 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“The following table sets forth, as of April 21, 2006, for each director and executive officer of the Company, the cash consideration that such individual would receive if such director or executive officer were to (i) tender all of the Shares that he or she beneficially owns and (ii) exercise all vested and exercisable options to purchase Shares with an exercise price below $4.90, or in-the-money options, and tender all such Shares, as all such individuals agreed to do pursuant to the Tender and Voting Agreements, and Offeror accepted for purchase and purchased those Shares:

Name	Number of Shares Beneficially Owned	Value of Shares Beneficially Owned	Number of In-the-Money Vested and Exercisable Options (1)	Weighted Average Exercise Price of In-the-Money Vested and Exercisable Options	Value of Shares Underlying In- the-Money Vested and Exercisable Options (2)
Marc Aronson	40,379	$197,857.10	182,856	3.09	$330,969.36
Maury Austin	44,380	$217,462.00	2,963	3.46	$4,266.72
Jerome M. Behar	0	—	4,667	2.66	$10,454.08
Larry Bercovich	30,607	$149,974.30	28,620	2.68	$63,536.40
Robert T. Bond	0	—	6,333	2.86	$12,919.32
Robert K. Eulau	0	—	6,333	2.86	$12,919.32
Bhaskar M. Gorti	57,883	$283,626.70	111,824	2.79	$235,948.64
David S. Labuda	1,602,537	$7,852,431.30	476,389	3.01	$900,375.21
John E. Little	6,610,305	$32,390,494.00	0	—	—
J. David Martin	20,000	$98,000.00	2,400	2.47	$5,832.00
Richard A. Moran	0	—	14,733	3.46	$21,215.52
Karen M. Riley	0	—	6,333	2.86	$12,919.32

(1)	Amounts do not include unvested options held by executive officers that will accelerate and become exercisable in the event such executive officer’s employment is involuntarily terminated within 12 months of the effective time of the Merger.
(2)	Illustrates the value of the Shares underlying in-the-money vested and exercisable options held by each director or executive officer assuming the exercise of all such options prior to the completion of the Offer. Calculated for each director or executive officer by multiplying the shares subject to the in-the-money vested and exercisable options by the difference between the value of the Offer Price ($4.90) and the weighted average exercise price of such in-the-money vested and exercisable options.”

Item 4. The Solicitation or Recommendation.

1. The following paragraph is added immediately following the paragraph beginning “On May 31, 2005” on page 7 of the Schedule 14D-9:

“During June 2005, Oracle product and marketing personnel contacted the Company to explore ways the companies might work together. These discussions led to a meeting at Oracle on July 21, 2005, and the parties entered into a confidentiality agreement with respect to their discussions on July 25, 2005.”

2. The following paragraph is added immediately before the paragraph beginning “On November, 28, 2005” on page 9 of the Schedule 14D-9:

“During October 2005, Oracle requested additional information from the Company with respect to its business and products. On November 14, 2005, the Company’s management met with Oracle personnel and made a full day presentation to respond to Oracle’s requests.”

3. The paragraph on page 9 of the Schedule 14D-9 beginning “Beginning in November 2005” is hereby amended and supplemented by adding the following sentence:

“The discussions with Oracle were governed by the confidentiality agreement previously entered into by the parties in July 2005.”

4. The following sentence is added to the paragraph beginning “In December 2005 and January 2006” on page 9 of the Schedule 14D-9:

“On December 20, 2005, Company personnel again met with Oracle personnel to provide additional information with respect to the Company’s customers and its sales and marketing activities.”

5. The second paragraph on page 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence:

“In addition, the draft merger agreement from Party A contained contingencies relating to prevailing market conditions and the receipt of third party consents, while the indication of interest from Party B contained a condition that a minimum of 90% of the Company’s outstanding shares of common stock be tendered and not withdrawn and required that the Company pay Party B’s expenses if the parties failed to enter into a definitive merger agreement by the end of the proposed exclusivity period with Party B.”

6. The fourth paragraph beginning on Page 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences following the fourth sentence:

“Among other things, the Board also considered the additional time required for Party A and Party B to conduct their due diligence (which was expected to last several weeks) with respect to the Company and the consequent diversion of management’s attention away from running the business in order to assist Party A and Party B in these due diligence efforts. The Board also considered that a large company engaged in a complementary business, such as Oracle, would be less likely to reduce its offer price than Party A or Party B, as financial buyers, due to additional expenses, contingencies and risks identified in the due diligence process. For instance, a financial buyer would not be able to reduce general and administrative expenses to the same extent, nor have significant operations from other divisions to help mitigate contingencies and risks, or the same chance to leverage opportunities, as a large company with a complementary business.”

7. The fifth sentence of the fourth paragraph beginning on page 12 of the Schedule 14D-9 is hereby amended and restated as follows:

“The Board determined to proceed with exclusive negotiations with Oracle, given the limited comments to the draft merger agreement for the transaction that the Company had received from Oracle, and the relatively brief period of supplemental due diligence that Oracle indicated it would require prior to the execution of a merger agreement for the transaction.”

8. The last sentence of the paragraph beginning “On March 31, 2006” on page 13 of the Schedule 14D-9 is hereby amended and restated as follow:

“The Company’s management delivered a copy of Party B’s revised indication of interest to all of the members of the Company’s Board of Directors. Thereafter, the Company’s management contacted the members of the Company’s Board of Directors to apprise them of the Company’s legal obligations under the Company’s exclusivity agreement with Oracle, which precluded the Company from having discussions with Party A, Party B or any other parties (other than Oracle) regarding an acquisition of the Company.”

9. The paragraph beginning “Following the foregoing” on page 15 of the Schedule 14D-9 is hereby amended and restated as follows:

“Following the foregoing, the Board had a lengthy discussion regarding the Company’s options and alternatives in light of the recent developments with Oracle. Among other things, the Board discussed whether Oracle’s currently proposed price of $4.90 per share represented the best price reasonably available to the Company in light of the other indications of interest that Party A and Party B had submitted to the Company. In connection with this discussion, the Board considered, among other things, that Oracle had completed its due diligence review of the Company and was prepared to execute the merger agreement and the tender and voting agreements immediately, that Party A and Party B had significant remaining due diligence requirements, and that Party A’s comments on the draft merger agreement for the transaction reflected terms and conditions that were more onerous to the Company than those reflected in the merger agreement that the Company had negotiated to finality with Oracle, including additional representations and warranties, as well as closing conditions related to conditions in the financial markets generally and receipt of third party consents. In addition, the Board noted that the Company had not yet received Party B’s complete set of comments on the draft merger agreement for the transaction. The Board also considered the fact that any negotiation with Party A, Party B or any other party regarding an acquisition of the Company presumably would be conducted following the Company’s failed attempt to negotiate a transaction with Oracle, which carried with it a significant risk that Party A, Party B or any other party would reduce its proposed price for a transaction below that reflected in its earlier indications of interest and below the $4.90 per share offered by Oracle based on the Board’s impression that Party A and Party B knew they were competing against Oracle and would likely lower their price in the absence of that competition. The Board also considered the fact that the Company was nearing the end of its fiscal first quarter, that any negotiation of a sale of the Company to Party A, Party B or any other party would likely extend beyond the end of the first quarter, and that any negative financial results for the first quarter could cause any counterparty to reduce its proposed price for a transaction below that reflected in its earlier indications of interest and below the $4.90 per share offered by Oracle. The Board noted that the Company was still three weeks away from completing its first quarter for fiscal 2007 and, therefore, could not assess the Company’s probable financial results for the quarter to determine whether it was worth the risk to discontinue discussions with Oracle at this time, wait for the termination of the exclusivity period with Oracle and then begin negotiations with Party A or Party B, which would then occur after completion of the Company’s first quarter of fiscal 2007. In contrast, given the Company’s and Oracle’s completion of its negotiations with respect to a transaction and the parties’ intent to execute a definitive agreement prior to completion of the Company’s first quarter of fiscal 2007, the first quarter financial results likely would not cause Oracle to reduce its $4.90 per share offer. The Board also noted

that the Company continued to have multiple unremediated material weaknesses in its internal control over financial reporting and, as of April 11, 2006, still had not been able to file its Form 10-K for fiscal year 2005. The Board was also concerned about management’s ability to continue to run the business while also spending a significant amount of time on this transaction and that, if the Company were to pursue an alternative transaction, management would have to continue to divert attention that it would otherwise devote to running the business to negotiating and finalizing such an alternative transaction. Further, while the Company’s performance improved during the previous fiscal year, and though the Company appeared to have made some progress in stemming historical trends of negative cash flows from operations, the Company’s size relative to its competitors, the Company’s cash balance and its ongoing delays in filing its SEC reports continued to make it more difficult for the Company to compete for customers and grow its business. This was especially true given the Company’s historical trend of significant quarterly fluctuations in its operating results. On the basis of the foregoing considerations, and after full discussion, the Company’s Board of Directors unanimously (i) determined that the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the merger agreement with Oracle and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board of Directors also approved the Rights Amendment and the tender and voting agreements.”

The section of Item 4 captioned “Reasons for Recommendation” beginning on page 16 of the Schedule 14D-9 is hereby amended and restated as follows:

“In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal and financial advisors. In reaching its conclusion to recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including but not limited to the following:

1. Financial Condition and Prospects of the Company. The Company operates in the dynamic enterprise software market, which experiences rapid technological change on a regular basis thereby requiring significant resource commitments to build and maintain a competitive product portfolio. Furthermore, the Company competes against much larger, more established companies with significantly greater resources in a rapidly consolidating business environment that places additional pressures on smaller companies struggling to remain viable. By the end of fiscal 2006, the Company had accumulated a deficit exceeding $600 million and had regularly experienced negative cash flows from operations. While the Company’s business performance improved in the fourth quarter of its 2006 fiscal year and the Company’s management team presented an operating plan to the Board which indicated that the Company would be cash flow break even or cash flow positive during the Company’s 2007 fiscal year, the Board remained concerned with the Company’s viability as an independent company in light of the competitive challenges that the Company faced in the business software market generally, the Company’s inability to consistently generate positive cash flow from quarter to quarter, the Company’s historical inability to achieve the financial and operational goals set forth in its operating plans and the Company’s significant quarterly fluctuations in operating results. Moreover, the Board believed that the Company’s ongoing multiple, unremediated material weaknesses in its internal control over financial reporting and its failure to file SEC periodic reports was placing significant operating pressure on the Company, making it both more difficult for the management team to fully commit the time and attention necessary to achieve the Company’s business objectives and more difficult to market the Company’s products to customers.

2. Historical Trading Prices. The Offer represents a premium of approximately 16.4% over the $4.19 closing price of the Shares on an over-the-counter securities market operated by Pink Sheets, LLC (“Pink Sheets”) on April 11, 2006, the last full trading day prior to the public announcement of the execution of the Merger Agreement. The Offer also represents a premium of approximately 27.7% to the one (1) month average trading price of the Shares of $3.84 per share prior to April 10, 2006, and a premium of approximately 69.4% to the six (6) month average trading price of the shares of $2.89 per share prior to April 10, 2006. The Offer is also higher than the Shares’ 52-week trading high of $4.60 per share.

3. Certainty of Value. The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

4. Results of Discussions with Third Parties. The Board considered that Oracle had completed its due diligence review of the Company and was prepared to execute the merger agreement and the tender and voting agreements immediately, that Party A and Party B had significant remaining due diligence requirements, and that Party A’s comments on the draft merger agreement for the transaction reflected terms and conditions that were more onerous to the Company than those reflected in the merger agreement that the Company had negotiated to finality with Oracle, including additional representations and warranties, as well as closing conditions related to conditions in the financial markets generally and receipt of third party consents. In addition, the Board considered the fact that the Company had not yet received Party B’s complete set of comments on the draft merger agreement for the transaction.

5. Opinion of the Company’s Financial Advisor. The opinion of CIBC World Markets Corp. (“CIBC World Markets”), dated April 11, 2006, to the Board of Directors as to the fairness, from a financial point of view and as of such date, of the $4.90 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Oracle, Parent, Offeror and their respective affiliates). The full text of CIBC World Markets’ written opinion, dated April 11, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex II, is incorporated herein by reference and should be read carefully in its entirety. CIBC World Markets’ opinion was provided to the Board of Directors for its information in its evaluation of the $4.90 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. CIBC World Markets’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

6. Terms of the Merger Agreement. The Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to Portal’s stockholders. In particular:

a. Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the cash consideration for their Shares.

b. No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

c. No Solicitation. The provisions in the Merger Agreement that provide for the ability of the Board of Directors to respond to unsolicited acquisition proposals, if (A) the Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) that the acquisition proposal is, or is reasonably likely to result in, a Superior Offer (as defined in Section 1.1 of the Merger Agreement) and (B) the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

d. Change in Recommendation. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e. Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Company Board Recommendation Change (as defined in Section 7.2(b) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Parent a $5,000,000 termination fee.

f. Certainty of Closure. The conditions to the Offer are limited, thereby providing a reasonable level of closing certainty.

7. Failure to Close; Public Announcement. The Board also considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

8. Extension of Offer Period. The provision in the Merger Agreement that, under certain circumstances, Parent is required to extend the Offer up to July 26, 2006 if certain conditions are not satisfied as of any expiration date.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Portal were aware of the interests of executive officers and directors of Portal as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.”

Item 6. Interests In Securities Of The Subject Company.

The first sentence of the first paragraph of Item 6 beginning on page 19 of the Schedule 14D-9 is hereby amended by deleting the phrase “to the Company’s knowledge.”

Item 8. Additional Information.

The second paragraph of the section of Item 8 captioned “Antitrust” is hereby amended and restated as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent has filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger, and early termination of the waiting period has been granted. The Company has also filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and early termination of the waiting period has been granted. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

The section of Item 8 captioned “Berggruen Letter” is hereby amended and supplemented by adding the following sentence:

“On May 5, 2006, Berggruen sent a letter to the Company, which is attached as an exhibit to the 13D/A filed by Berggruen with the SEC on May 5, 2006.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH
Dated: May 10, 2006	Larry Bercovich
SVP, General Counsel & Secretary